January 25, 2018

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Re: BorgWarner Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 001-12162
Response Dated September 21, 2017 (the “September 21 Letter”)

Dear Mr. Shenk,

Below is the response (the “Response”) of BorgWarner Inc. (together with its subsidiaries, “BorgWarner”) to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated November 29, 2017 (the “November 29 Letter”) on the above-referenced filing. References in this Response to “we,” “us,” “our,” and “the Company” are references to BorgWarner.
I thank you on behalf of the Company for the courtesy extended by your office in allowing the Company until Friday, January 26 to submit this Response.

For the convenience of the Staff, we have reproduced the comments set forth in the November 29 Letter.
Notes to Consolidated Financial Statements

Note 14: Contingencies

Asbestos-related Liability, page 95

COMMENT:

1. During the recent conference call, you asserted that the asbestos liability for unasserted claims relates to approximately 5,400 assumed future claims as of December 31, 2016. Regarding the liability for asserted claims at that date, please tell us how many claims the recorded liability relates to, and whether it is assumed that some of the outstanding claims at that date will be resolved without payment.

RESPONSE:

The recorded liability relates to approximately 9,400 claims asserted against the Company at December 31, 2016, which represents all claims including those claims asserted prior to 2005.  The Company, as disclosed, expects that the vast majority of the asserted claims in which it has been named will be resolved without payment, and projects that only 847 of the 9,400 pending claims would result in payment.  We note for the Staff’s ease of reference that the 5,400 assumed future claims referred to in our recent call is net of claims that will be resolved without payment, and that the Company has projected that approximately 27,500 claims will be asserted in the future.
COMMENT:

2. Please provide us with copies of contemporaneously-prepared written documentation for December 31, 2013, 2014, and 2015 regarding your analysis of unasserted asbestos claims. To the extent asbestos liabilities were discussed in meetings of the board of directors for those periods (either directly or for other purposes such as budgetary purposes), please also provide us with copies of summaries of those discussion and related presentation materials.

RESPONSE:

The Company is providing the materials requested in this Comment and in Comment #3 below under separate cover, with confidential treatment requested for such materials pursuant to 17 C.F.R. 200.83.

As discussed in Company’s prior submissions to the Staff and in the conversations that have been initiated by the Staff respecting this matter, the Company considered many factors in evaluating whether potential unasserted asbestos-related claims were probable and/or reasonably estimable.  The determination of whether potential unasserted asbestos-related claims are probable and/or reasonably estimable is inherently difficult, and no one factor controls that determination.  There are accordingly numerous contemporaneous documents regarding the Company’s analysis, including internal accounting memoranda, claims data, and similar items.  To assist the Staff in reviewing the documentation submitted, the Company has prepared and submitted with the documentation an explanatory matrix (the “Comment 2 Matrix”).  The Comment 2 Matrix sets forth the reasons identified by the Company in its prior disclosures and its prior submissions to the Staff as to why the Company determined a liability could not be reasonably accrued for potential unasserted asbestos-related claims in 2013, 2014, and 2015, describes the procedures performed by the Company with respect to each reason identified, and then identifies and describes the particular contemporaneously-prepared documentation that corresponds to each reason.  Separate columns further break down that documentation by year (i.e., 2013, 2014, and 2015).  Please note that in order to minimize submission of repetitive information to the Staff, we have in some cases provided only one year’s worth of a particular document as an example.  The Company may provide the relevant documentation for other years upon request.

The documentation provided under separate cover represents the principal documents that reflect the Company’s analysis of and determination respecting its analysis for accounting purposes of potential unasserted asbestos-related claims.  The documentation provided does not purport to represent every document that potentially relates to the Company’s accounting for asbestos-related claims.  In addition, the documentation submitted - in particular, the internal accounting memoranda for 2013, 2014, and 2015 - is comprised in part of summary documents to be used by the Company’s management.  Such documentation does not, and does not purport to, cover all of the factors considered by the Company’s management in evaluating whether potential unasserted asbestos-related claims were probable and/or reasonably estimable.  Many aspects of the Company’s analysis may not have been reduced to writing and may accordingly not be reflected in any document, whether or not provided to the Staff.

In addition, many of the materials requested in this Comment and in Comment #3, below, contain discussions of or references to the Company’s analysis of potential unasserted asbestos-related claims for purposes of financial reporting only in part.  Certain of the materials also contain information that is privileged as attorney work product and/or attorney-client communications.  The Company has accordingly not provided or redacted, as appropriate, those portions of the materials that do not address its analysis of potential unasserted asbestos-related claims for purposes of financial reporting, or are subject to applicable privilege.

With respect to the Staff’s request in the second sentence of this Comment, the evaluation of potential unasserted asbestos-related claims for accounting purposes has, in the first instance, been undertaken by management with oversight by the Company’s Board of Directors as appropriate.  For the years ending December 31, 2013, 2014, and 2015, potential unasserted asbestos-related claims were discussed with the Board of Directors and the Audit Committee as part of broader discussions relating to the Company’s overall assets and liabilities (including asbestos-related assets and liabilities) and their presentation in the Company’s quarterly and annual financial statements.  The specific subject of accounting for potential unasserted asbestos-related liabilities and the Company’s historical position that they could not make a reasonable estimate of such claims in those years were not, however, the subject of a separate memorialized discussion with the Board of Directors or presentations to the Board of Directors by the Company during this period.  As the Company has previously advised the Staff, management concluded in mid-2016 that it believed a reasonable estimate of potential unasserted asbestos-related claims might then be possible, and the process of attempting to make such an estimation was undertaken by management - with oversight from the Audit Committee of the Board of Directors - at that time.

COMMENT:

3. Please provide us with copies of all contemporaneously-prepared written documentation regarding your analysis of unasserted asbestos claims as of December 31, 2016, and tell us how this documentation supports that an accrual for unasserted claims first became reasonably estimable at that date.

RESPONSE:

The Company is providing the materials requested in this Comment under separate cover, with confidential treatment requested for such materials pursuant to 17 C.F.R. 200.83.

The materials provided fall broadly into three categories.  The first category of documents consists of three accounting memoranda, one dated August 31, 2016, one dated January 3, 20171, and one dated January 23, 2017, that collectively document the Company’s determination that the accounting standards for a liability accrual on account of potential unasserted asbestos-related claims - i.e., that such claims were both probable and reasonably estimable - might be met, the process by which the Company thereafter sought to make such an estimation and accrue the appropriate liability, and the process in which the Company evaluated its estimate and concluded that an accrual could properly be taken in accordance with applicable accounting rules.  The second category of documents consists of minutes of seven (7) meetings of the Audit Committee of the Company’s Board of Directors and two (2) meetings of the Board of Directors itself from July 2016 through February 2017, as the period in which the Company undertook its review process for potential unasserted asbestos-related claims, following the determination by management that the applicable accounting standards might be satisfied.  The third and final category of documents consists of four (4) spreadsheets of other contemporaneous documentation relating to the Company’s determination that the accounting standards for a liability accrual on account of potential unasserted asbestos-related claims might be met and the ensuing review process undertaken by the Company to assess and accrue appropriately the amount of such liability.

The Company has previously described for the Staff the reasons why the Company’s management determined that the accounting standards for an accrual for potential unasserted asbestos-related claims - i.e., that such claims were both probable and reasonably estimable - might be met and the process that the Company’s management thereafter followed in attempting to make such an estimate and ultimately accruing the applicable liability.  A description of that process is contained in the Company’s original disclosure. The Staff may additionally wish to refer to the September 21 Letter and, in particular, the response to Comment #7 therein for a detailed description of those reasons and supporting commentary.  The August 2016

__________________________
1The January 3, 2017 memo was inadvertently mis-dated January 3, 2016.

accounting memorandum supports the Company’s analysis by providing contemporaneous documentation of the results of the Company’s evaluation of the reasons why the applicable accounting standards might then be satisfied and the next steps to be followed.  Those steps included, among others, (i) establishing a formalized review process under the oversight of the Company’s Board of Directors, and (ii) the retention of professionals by BorgWarner Morse TEC LLC (the applicable subsidiary of the Company) or its counsel, as applicable, including an actuary, counsel, and supporting specialized accounting professionals, to advise the Company in conducting the review process and, if warranted, appropriately accruing a liability and making the necessary disclosures respecting such an accrual.  The meeting minutes of the Audit Committee and the Company’s Board of Directors then detail the conduct of the review process from the establishment of that process in late July 2016 through the finalization of the Company’s 2016 year-end financial statements in February 2017.  The Company documented its review of the estimation process, including its review of the data inputs used, the actuary’s output and performance, and the Company’s analysis of the actuary’s work product and incorporation of that work product into its accrual of a liability for potential unasserted asbestos-related claims, in the memoranda dated January 3, 2017 and January 23, 2017, respectively.  The spreadsheets submitted by the Company set out the Company’s contemporaneous claims data containing the key claims data reviewed by the Company for the first two quarters of 2016, including by jurisdiction, the number of outstanding claims, new claims filed, claims paid and dismissed, and settlement amounts for the period, as well as comparisons to prior periods.

To address the Staff’s request that the Company “tell us how this documentation supports that an accrual for unasserted claims first became reasonably estimable,” the Company has provided the August 2016 accounting memorandum - as noted above - which supports the Company’s conclusion. The Company has annotated this memorandum to further describe for the Staff how the individual elements of that memorandum support the Company’s conclusions. The Company’s annotations also reference other contemporaneous documentation provided by the Company to the Staff that supports the Company’s conclusion.  The Company has annotated this memorandum for the convenience of the Staff in order to answer the second portion of the Staff’s Comment #3 thoroughly, given that the August 2016 memo is the principal document memorializing the Company’s initial determination that a reasonable estimate of its potential unasserted asbestos-related claims might be possible.  The minutes of the Audit Committee and Board of Directors meetings provide a self-explanatory overview of the Company’s review process that was performed by management with the oversight of the Audit Committee.

As noted with the Company’s response to Comment #2, above, the documentation provided under separate cover represents the principal documents that reflect the Company’s analysis of and determination respecting its analysis for accounting purposes of potential unasserted asbestos-related claims, in this case from the time the Company’s determined that the accounting standards for a liability accrual on account of potential unasserted asbestos-related claims might be met in mid-2016 through the Company’s decision to accrue such a liability in February 2017 as part of the 2016 year-end financial statements.  The documentation provided does not purport to represent every document that relates in any way to the Company’s accounting for potential asbestos-related claims not yet asserted during that period.  In addition, the documentation submitted - in particular, the internal accounting memoranda - is comprised in part of summary documents used by the Company’s management.  Such documentation does not, and does not purport to, document all of the Company’s deliberations or analysis of this matter, nor does it cover all of the factors considered by the Company’s management in evaluating and concluding whether potential unasserted asbestos-related claims were probable and/or reasonably estimable.  Many aspects of the Company’s analysis may not have been reduced to writing and may accordingly not be reflected in any document, whether or not provided to the Staff.
Furthermore, and also as the Company noted in its response to Comment #2, above, many of the materials requested in Comments #2 and #3 contain discussions of or references to the Company’s analysis of potential unasserted asbestos-related claims for purposes of financial reporting only in part.  Other portions of such materials are not relevant to the Company’s response to Comment #3 of the Staff. Certain of the materials also contain information that is privileged as attorney work product and/or attorney-client communications.  The Company has accordingly not provided or redacted, as appropriate, those portions of the materials that are not relevant or are subject to privilege, as applicable.
COMMENT:

4. We note from your response letter dated July 10, 2017 (comment 3) that the actuarial central estimate within a range of estimated liabilities was the best estimate of your potential liability for asbestos claims. Please tell us the low end of the range of probable loss for unasserted claims at December 31, 2016.

RESPONSE:

The Company did not determine a low end of “the range of probable loss” given that ASC 450-20 neither requires nor provides for the accrual or disclosure of such an amount. While the third-party actuary engaged by the Company identified a range of loss, that range of loss incorporated measures of the Company’s estimated liability for potential unasserted asbestos claims that were possible and reflected unlikely events and/or extreme events that were believed to have a remote possibility of occurring. For that reason, the low end of such range would not be considered the low end of a “range of probable loss.”
As the Staff notes, the Company accrued an estimated liability for potential unasserted asbestos claims by utilizing the actuarial central estimate of the range of loss identified by the third-party actuary, consistent with standard estimation methodology. The Company believes, as it has advised the Staff, that this number is a better estimate than any other amount within the range of potential loss utilized by the actuary and therefore is appropriate for accrual in accordance with ASC 450-20-30-1. The Company also determined, as required by ASC 450-20-50-3, that there is a reasonable possibility that a loss may have been incurred in excess of the amount that it accrued. The Company has provided disclosure respecting that potential excess amount of loss beginning with its Form 10-Q for the third quarter of 2017.
In the interests of full disclosure, the Company notes for the Staff that the low end of the range of potential loss for unasserted asbestos claims determined by the actuary was approximately $770 million as of December 31, 2016.

COMMENT:

5. During the recent conference call, we understand that the Company believes that insurance receivables for amounts under dispute with insurers can be recognized in spite of the rebuttable presumption in ASC 450-20-S99 because court rulings have clarified that the insurance companies are collectively liable even though the amount payable by each insurer may be subject to dispute amongst the insurers. Please clarify whether our understanding is correct and elaborate as necessary. Also, please tell us how the creditworthiness of the various insurance companies was considered in your accounting for the insurance recoveries.

RESPONSE:

The Staff “believes there is a rebuttable presumption that no asset should be recognized for a claim for recovery from a party that is asserting that it is not liable to indemnify the registrant.” See ASC 450-20-S99. That provision states further that “[r]egistrants that overcome that presumption should disclose the amount of recorded recoveries that are being contested and discuss the reasons for concluding that the amounts are probable of recovery.” See id. In considering whether an insurance receivable is probable of recovery, the Company utilizes the definition of “probable” provided in ASC 450-20-20, which provides that an amount is probable of recovery if it is likely to be recovered.

The Company believes that the insurance receivables for the amounts under dispute are probable of recovery, and the rebuttable presumption that no asset should be recognized for a claim for recovery from a party that asserts that it is not liable to indemnify the registrant has been overcome for the following reasons:

•
the arguments made by the insurers in the applicable litigation, which have focused principally on disputes such as, for example, whether the coverage available under the insurers’ respective policies has been triggered, the timing on which they have to make payments under those policies, or the share of total liability for which they are responsible, rather than defenses to coverage;

•
the Company’s and its outside counsel’s evaluation of the arguments made by the insurers in the litigation, which leads the Company and its outside counsel to believe that the insurers’ claims are not meritorious and do not affect whether the amounts that have been accrued as receivables will ultimately be recoverable;

•
the case law applicable to the insurers’ disputes and the court rulings issued to date in the litigation, which the Company and its counsel view as favorable (such as, for example, the court’s August 2011 “all-sums” ruling that allows BorgWarner Morse TEC LLC (“Morse TEC”) to choose among multiple triggered policies to submit a particular claim to, the court’s December 2011 ruling that the asbestos-related claims against Morse TEC arise from a single “occurrence” under its insurance policies, which allows Morse TEC to access its higher-level excess policies more quickly, and the court’s November 2013 ruling that most of Morse TEC’s primary occurrence limits for asbestos-related claims have been exhausted by payment of claims, which allows for Morse TEC to make claims on the excess policies that are the subject of the insurance litigation);

•	the absence of any credible evidence alleged by the insurers that they are not liable to indemnify Morse TEC notwithstanding the 13-year pendency of the litigation; and

•
the fact that Morse TEC has successfully recovered on a significant portion of its asbestos-related insurance policies (approximately $270 million) from insurers on account of asbestos-related claims which was favorable to Morse TEC as compared to policy limits - either because the insurers have voluntarily made payments or because a settlement was reached with the insurers - on policies in lower coverage layers that contain similar language to those at issue in the litigation.

Based on these facts, the Company has concluded that the rebuttable presumption in ASC 450-20-S99 is overcome, and that the amount of the insurance receivable remains probable of recovery.

As to the second part of this Comment, the Company monitors the creditworthiness of its insurers on a continual and ongoing basis, and adjustments are made as warranted. This involves assessing the financial strength and stability of insurers by, among other things, reviewing credit ratings by insurer for those carriers for which receivables have been recorded, with additional support from outside counsel. The amounts accrued by the Company in its 2016 financial statements reflect only amounts expected to be recovered from solvent insurers, and not insurers that are insolvent or parties to receivership or similar proceedings. Morse TEC is party to certain insurance policies that are issued by insurance carriers that are insolvent or are parties to receivership or similar proceedings. While Morse TEC may recover amounts in the future on account of those policies, any potential recoveries from insolvent insurers were not considered to be probable of recovery and were not accrued in the Company’s 2016 financial statements.

COMMENT:

6. Please tell us why you do not appear to have disclosed the amount of recorded insurance recoveries that are being contested and the reasons why you concluded that the amounts are probable of recovery as specified in ASC 450-20-S99.

RESPONSE:

As stated in ASC 450-20-S99, “[r]egistrants that overcome the rebuttable presumption in that section should disclose the amount of recorded recoveries that are being contested and discuss the reasons for concluding that the amounts are probable of recovery.” See id. An amount is probable of recovery if it is likely to be recovered. See ASC 450-20-20 (defining “probable”).

The Company discloses in its Form 10-K for 2016 that the insurance-related litigation was filed by “Continental Casualty Company and related companies against the Company and certain of its historical general liability insurers”. The parties to that litigation described in the Company’s Form 10-K represent the large majority of the remaining solvent insurance carriers with whom the Company has coverage. Therefore, the amount of recorded recoveries that is being contested is substantially all of the estimated insurance recoveries respecting asbestos-related claims and defense costs. The Company states in the Risk Factors section of its Form 10-K for 2016 that “[w]hile we have certain insurance coverage available respecting asbestos-related claims asserted against us, most of that insurance coverage is the subject of pending litigation.” The Company also discloses in the footnotes to its 2016 financial statements the separate value of the non-current asset recorded in the amount of $386.4 million in aggregate insurance coverage as of December 31, 2016.

The Company’s disclosure further states that it is “vigorously pursuing the litigation against all the carriers that are parties to it, as well as pursuing settlement discussions with its carriers where appropriate,” and that the Company reviewed “the amount of its potential insurance coverage for [asbestos-related] claims, taking into account the remaining limits of such coverage, the number and amount of claims on our insurance from co-insured parties, [and] ongoing litigation against the Company’s insurers described above,” among other things.  The Company additionally disclosed that the amounts it has recorded as insurance receivables “are expected to be fully recoverable.”

The Company believes this disclosure provides adequate information respecting the state of its insurance coverage and the applicable litigation. Notwithstanding that belief, and subject to any developments that may occur in the Cook County litigation, the Company will clarify in its disclosures beginning with its Form 10-K for the year ending December 31, 2017 (expected to be filed on or about February 8, 2018) that the remaining estimated insurance coverage relating to asbestos-related claims and their associated defense costs is the subject of the Cook County insurance litigation.  The Company will further clarify its disclosures to say that the Company believes that the insurance receivable is probable of collection notwithstanding that litigation based on, among other things, the arguments made by the insurers in the Cook County litigation (which the Company believes are without merit) and evaluation of those arguments by the Company and its counsel, the case law applicable to the issues in dispute, the rulings to date by the Cook County court, the absence of any credible evidence alleged by the insurers that they are not liable to indemnify the Company, and the fact that the Company has recovered a substantial portion of the insurance coverage (approximately $270 million to date) from insurers under similar policies.

ADDITIONAL ITEMS:

In addition to Comments 1-6 in the Staff’s November 29 Letter, the Staff has also made two verbal requests to the Company for certain information, as follows:

A.	For the claims filed in each year in Column a), please provide claims settled/dismissed/ outstanding as of December 31, 2016; and

B.	For claims settled for each year in Column b), please provide the distribution of years each claim was first asserted.

The references in the Staff’s requests above to “Column a)” or “Column b)” are to columns on Exhibit A to the September 21 Letter.
The Company is providing the materials requested by the Staff under separate cover together with the materials submitted in response to Comments 2 and 3 of the Staff, with confidential treatment requested for such materials pursuant to 17 C.F.R. 200.83.

We appreciate the opportunity to provide additional clarification concerning the comments raised in your correspondence. If you have additional questions or comments, please contact Ronald T. Hundzinski at 248-754-0851.

Very truly yours,

/s/ Ronald T. Hundzinski
Ronald T. Hundzinski
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

cc:	James R. Verrier
President and Chief Executive Officer
(Principal Executive Officer)